UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
 __________
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Clough Global Opportunities Fund
(Name of Issuer)
Common Shares
(Title of Class of Securities)
18914E106
(CUSIP Number)
November 30, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 18914E106	13G

1	NAMES OF REPORTING PERSON

RIVERNORTH CAPITAL MANAGEMENT, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
5,349,137

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
5,349,137

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,349,137

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.37%

12	TYPE OF REPORTING PERSON
IA

CUSIP No. 18914E106	13G

1	NAMES OF REPORTING PERSON

RIVERNORTH CORE OPPORTUNITY FUND

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
OHIO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
3,143,225

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
3,143,225

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,143,225

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.09%

12	TYPE OF REPORTING PERSON
IV

CUSIP No. 18914E106	13G

Item 1(a).	Name of Issuer:
Clough Global Opportunities Fund
Item 1(b).	Address of Issuer’s Principal Executive Offices:
1290 Broadway, Suite 1100 Denver, Colorado 80203
Item 2(a).	Name of Person Filing:
1. RiverNorth Capital Management, LLC 2. RiverNorth Core Opportunity Fund
Item 2(b).	Address of Principal Business Office or, if none, Residence:
325 N. LaSalle Street Suite 645 Chicago, IL 60654-7030
Item 2(c).	Citizenship:
1. Delaware Limited Liability Company 2. A series of The RiverNorth Funds, an Ohio business trust
Item 2(d).	Title of Class of Securities:
Common Shares
Item 2(e).	CUSIP Number:
18914E106
Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) ☐Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b) ☐Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☒ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) ☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f) ☐An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g) ☐A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h) ☐A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

CUSIP No. 18914E106	13G

(j) A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k) Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________________
Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
1. RiverNorth Capital Management, LLC
(a) Amount beneficially owned: 5,349,137*
(b) Percent of class: 10.37%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 5,349,137
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 5,349,137
(iv) Shared power to dispose or to direct the disposition of: 0
*Includes all securities separately reported as beneficially owned by RiverNorth Core Opportunity Fund
2. RiverNorth Core Opportunity Fund
(a) Amount beneficially owned: 3,143,225
(b) Percent of class: 6.09%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 3,143,225
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 3,143,225
(iv) Shared power to dispose or to direct the disposition of: 0
Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Other persons have the right to receive the proceeds from the sale of the securities reported herein.

CUSIP No. 18914E106	13G

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 18914E106	13G

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
December 12, 2016
Date
/s/Marcus Collins
Signature
Marcus Collins, Chief Compliance Officer
Name and Title